UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer	William J. Coote
VP, Chief Financial Officer	AVP, Business Finance, Treasurer and Investor Relations
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@Taro.com	William.Coote@Taro.com

TARO PROVIDES RESULTS FOR DECEMBER 31, 2018

Hawthorne, NY, February 6, 2019 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and nine months ended December 31, 2018.

Quarter ended December 31, 2018 Highlights ─ compared to December 31, 2017
•	Net sales of $176.4 million increased $20.9 million, mainly driven by a 13% increase in overall volumes.
•	Gross profit of $117.5 million (66.6% of net sales compared to 66.2%) increased $14.6 million.
•	Research and development (R&D) expenses of $14.7 million decreased $2.7 million.
•	Selling, marketing, general and administrative expenses (SG&A) of $23.9 million increased $2.1 million.
•	Operating income of $78.9 million (44.8% of net sales compared to 39.7%) increased $17.2 million.
•	Interest and other financial income increased $3.4 million to $8.4 million.
•
Foreign Exchange (FX) income of $30.7 million increased $27.0 million, principally the result of the strengthening of the U.S. dollar vs. the Canadian dollar.  The FX impact is mainly balance sheet driven.

•
Tax expense of $25.8 million decreased $28.7 million; with the effective tax rate of 21.6% compared to 76.6%. The prior year quarter tax provision includes a $38.0 million expense for the estimated impact of the re-measurement of the Company's estimated net deferred tax asset at December 31, 2017, as a result of the Tax Cuts and Jobs Act.  Excluding the impact from the one-time re-measurement, the Company's tax expense in the prior year quarter would have been approximately $16.4 million with an effective tax rate of 23.1%.

•
Net income attributable to Taro was $93.5 million compared to $18.0 million, a $75.5 million increase, resulting in diluted earnings per share of $2.40 compared to $0.45.  Excluding the impact of the aforementioned one-time tax re-measurement in the prior year quarter, net income attributable to Taro would have been $54.8 million, or diluted earnings per share of $1.37.

Nine Months ended December 31, 2018 Highlights ─ compared to December 31, 2017
•	Net sales of $490.0 million increased $3.3 million, mainly driven by an 8.7% increase in overall volumes.
•	Gross profit of $326.2 million (66.6% of net sales compared to 70.8%) decreased $18.4 million.
•	R&D expenses of $42.7 million decreased $7.4 million principally due to the timing of clinical studies.
•	SG&A of $66.7 million increased $2.2 million.
•	Operating income of $220.8 million (45.1% of net sales compared to 46.9%) decreased $7.4 million.
•	Interest and other financial income increased $11.3 million to $25.3 million.
•
FX income of $34.7 million compared to FX expense of $48.5 million ─ a favorable impact of $83.2 million, principally the result of the strengthening of the U.S. dollar vs. the Canadian dollar.  The FX impact is mainly balance sheet driven.

•
Tax expense of $59.1 million decreased $12.2 million; with the effective tax rate of 20.9% compared to 36.5%.  Excluding the impact of the one-time tax re-measurement, the prior year tax expense would have been approximately $33.3 million with an effective tax rate of 17.0%.

•
Net income attributable to Taro was $223.3 million compared to $124.9 million, a $98.5 million increase, resulting in diluted earnings per share of $5.71 compared to $3.10.  Excluding the impact of the one-time tax re-measurement, prior year net income attributable to Taro would have been $161.7 million, or diluted earnings per share of $4.01.

- more -

Taro Pharmaceutical Industries Ltd.

Cash Flow and Balance Sheet Highlights
•	Cash flow provided by operations for the nine months ended December 31, 2018, was $265.1 million compared to $225.8 million for the nine months ended December 31, 2017.
•
As of December 31, 2018, cash, including short-term bank deposits and marketable securities (both short and long-term) decreased $332.8 million to $1.3 billion from March 31, 2018.  The decrease reflects the impact from the $500.0 million special dividend paid in December 2018 and the $72.2 million impact from the Company’s share repurchases.

Mr. Uday Baldota, Taro’s CEO stated, “While we are pleased with this quarters’ results and encouraged by the increase in our overall volumes, we are cautiously optimistic about viewing this as a continuing trend because the challenging generic landscape continues.  The recently completed $250 million share repurchase program and payment of the $500 million special dividend, demonstrates our commitment to create shareholder value.”  Mr. Baldota continued, “Our strong balance sheet and operating cash flow continues to provide us with the flexibility to consider a variety of operational and strategic growth opportunities to further maximize stockholder return over the longer term.  We remain committed to maintain a disciplined capital allocation strategy.”

FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for three Abbreviated New Drug Applications (“ANDAs”); Minoxidil Topical Aerosol, 5% (For Men), Tretinoin Cream USP, 0.1% and Tretinoin Cream USP, 0.05%.  The Company currently has a total of twenty-seven ANDAs awaiting FDA approval, including eight tentative approvals.

Special Dividend - Returning Capital to Shareholders

On November 5, 2018, the Taro Board of Directors declared a $500 million special cash dividend on Taro ordinary shares.  The special dividend was paid on December 28, 2018, to shareholders of record at the close of business on December 11, 2018.

Share Repurchase Program - Returning Capital to Shareholders

On January 15, 2019, the Company announced the completion of its $250.0 million share repurchase of ordinary shares.  The Company bought back 2,493,378 of its ordinary shares in open market transactions, in accordance with a 10b5-1 program, at an average price of $100.28 per share.  The repurchase program was announced by the Company on November 23, 2016, and was completed on January 11, 2019.

Taro to Discontinue Promoting U.S. Branded Products

The Board of Directors approved the Company to discontinue the promotion of its U.S. Branded products effective March 31, 2019.  This action is expected to have an immaterial impact on the net sales of the Company.

The Company cautions that the foregoing financial information is unaudited and could be subject to change.

************************

Taro Pharmaceutical Industries Ltd.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2019.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Nine Months Ended
	December 31,		December 31,
	2018	2017	2018	2017
Sales, net	$176,381	$155,461	$489,972	$486,697
Cost of sales	58,838	52,545	163,785	142,118
Gross profit	117,543	102,916	326,187	344,579

Operating Expenses:
Research and development	14,726	17,457	42,726	50,110
Selling, marketing, general and administrative	23,883	21,830	66,650	64,421
Settlements and loss contingencies	—	1,860	(4,000)	1,860
Operating income	78,934	61,769	220,811	228,188

Financial (income) expense, net:
Interest and other financial income	(8,388)	(4,962)	(25,302)	(14,040)
Foreign exchange (income) expense	(30,702)	(3,718)	(34,706)	48,506
Other gain, net	1,398	622	1,910	1,430
Income before income taxes	119,422	71,071	282,729	195,152
Tax expense	25,752	54,411	59,083	71,262
Income from continuing operations	93,670	16,660	223,646	123,890
Net loss from discontinued operations attributable to Taro	—	(47)	—	(239)
Net income	93,670	16,613	223,646	123,651
Net income (loss) attributable to non-controlling interest	164	(1,359)	303	(1,212)
Net income attributable to Taro	$93,506	$17,972	$223,343	$124,863

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$2.40	$0.45	$5.71	$3.10

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$—	$(0.00)*	$—	$(0.00)*

Net income per ordinary share attributable to Taro:
Basic and Diluted	$2.40	$0.45	$5.71	$3.10

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	38,938,963	40,079,339	39,134,563	40,294,226

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	March 31,
	2018	2018
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$566,469	$576,611
Short-term and current maturities of long-term bank deposits	—	296,188
Marketable securities	488,582	549,821
Accounts receivable and other:
Trade, net	223,791	206,455
Corporate tax receivable	11,259	100,380
Other receivables and prepaid expenses	23,600	22,585
Inventories	148,047	144,595
TOTAL CURRENT ASSETS	1,461,748	1,896,635
Long-term deposits and marketable securities	260,426	225,639
Property, plant and equipment, net	197,896	193,727
Deferred income taxes	118,915	87,257
Other assets	30,533	29,952
TOTAL ASSETS	$2,069,518	$2,433,210

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$32,500	$25,697
Other current liabilities	186,139	190,059
TOTAL CURRENT LIABILITIES	218,639	215,756
Deferred taxes and other long-term liabilities	5,360	7,055
TOTAL LIABILITIES	223,999	222,811

Taro shareholders' equity	1,839,976	2,205,158
Non-controlling interest	5,543	5,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,069,518	$2,433,210

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(U.S. dollars in thousands)

	Nine Months Ended Decenber 31,
	2018	2017
Cash flows from operating activities:
Net income	$223,646	$123,651
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,738	12,022
Realized gain on sale of marketable securities and long-lived assets	18	96
Change in derivative instruments, net	5,881	(4,641)
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	(49,688)	56,903
Deferred income taxes, net	741	61,540
(Increase) decrease in trade receivables, net	(18,439)	6,704
Increase in inventories, net	(6,795)	(5,261)
Decrease (increase) in other receivables, income tax receivable, prepaid expenses and other	86,425	(28,957)
Decrease in trade, income tax, accrued expenses, and other payables	8,810	3,513
Loss from marketable securities, net	792	225
Net cash provided by operating activities	265,129	225,795

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(19,526)	(17,742)
Investment in other intangible assets	(2,669)	(1,608)
Proceeds from short-term bank deposits, net	225,503	225,895
Proceeds from long-term deposits and other assets	70,685	187,725
Proceeds from (investment in) marketable securities, net	24,742	(598,578)
Net cash provided by (used in) investing activities	298,735	(204,308)

Cash flows from financing activities:
Purchase of treasury stock	(72,191)	(54,921)
Dividends paid	(500,000)	—
Net cash used in financing activities	(572,191)	(54,921)

Effect of exchange rate changes on cash and cash equivalents	(1,815)	2,228
Decrease in cash and cash equivalents	(10,142)	(31,206)
Cash and cash equivalents at beginning of period	576,611	600,399
Cash and cash equivalents at end of period	$566,469	$569,193

Cash Paid during the year for:
Income taxes	$51,487	$42,636
Cash Received during the year for:
Income taxes	$(78,367)	$(44)
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,544	$1,390
Non-cash financing transactions:
Purchase of treasury stock	$4,493	$781
Purchase of marketable securities	$1,799	$—

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 7, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Uday Baldota
        Name:  Uday Baldota
        Title:    Chief Executive Officer and Director